August 16, 2023

VIA EDGAR

Alexandra Barone

Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Equitrans Midstream Corporation

Definitive Proxy Statement on Schedule 14A

Filed February 23, 2023

File No. 001-38629

Dear Ms. Barone and Ms. Ravitz:

Equitrans Midstream Corporation is in receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 4, 2023 (the “Comment Letter”) with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed with the Commission on February 23, 2023. We acknowledge the Staff’s comments contained in the Comment Letter and confirm that we will revise our future proxy disclosures in accordance with the topics discussed in the Comment Letter.

Should you have any questions or comments, or if you require any further information with respect to the foregoing, please do not hesitate to contact me.

Sincerely,

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Stephen M. Moore
Name: Stephen M. Moore
Title: Senior Vice President and General Counsel
(p) (724) 809-7963
smoore@equitransmidstream.com

cc:	Thomas F. Karam

Chief Executive Officer, Equitrans Midstream Corporation